Form 1
Page 1
Execution
Page



12080229

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

COPY

ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   60 Broad Street New York, NY 10004
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   212 943-2400 (Telephone) 212-509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill (Name) Legal Associate (Title) 212 897 8152 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Simon General Counsel
7. Provide the date applicant's fiscal year ends: 12/31/07
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 9/1/06 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Corporation Law of Delaware

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 8/7/2012 (MM/DD/YY) International Securities Exchange LLC (Name of applicant)

By: [signature] (Signature) Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 7th day of August (Month), 2012 (Year) by Samir Patel (Notary Public)

My Commission expires 7/10/14 County of Nassau State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

SAMIR PATEL
Notary Public - State of New York
NO. 02PA6149278
Qualified in Nassau County
My Commission Expires 7/10/14



INTERNATIONAL SECURITIES EXCHANGE.

60 Broad Street, New York, NY 10004
TEL: 212 943-2400
FAX: 212 425-4926
www.ise.com

August 7, 2012

VIA FEDERAL EXPRESS

Brian O'Neill
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. O'Neill:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges

Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press
Publications:
http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Legal & Regulatory Associate

Exhibit M

Changes since July 23, 2012

Approved Members:

Jump Trading, LLC
600 West Chicago Ave. Ste. 825
Chicago, IL, 60626
Contact: Scott Fleming 312-205-8900
Electronic Access Member (Prop Business)
Electronic Access Member Trading Right

Set Trading Partners, LLC
230 South LaSalle Street, Suite 4-100
Chicago, IL, 60604
Contact: Angela Lucas 312-360-2483
Electronic Access Member (Public Business)
Electronic Access Member Trading Right